EXHIBIT 99.1

For Immediate Release

Compugen Ltd. Reports First Quarter 2014 Results

Implementing expansion and acceleration campaign for Pipeline Program

Focus on multiple cancer targets with five programs now advancing in parallel

TEL AVIV, ISRAEL – May 19, 2014 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the first quarter ended March 31, 2014.

Anat Cohen-Dayag, PhD, President and CEO of Compugen, stated, “In addition to our ongoing research and development activities and collaboration discussions for our leading product candidates and with the additional resources available from our recent share offering in the US, we are undertaking substantial efforts to expand and accelerate the advancement of additional novel discoveries within our Pipeline Program. This includes broadening our internal research and development capabilities and activities, primarily in the field of immuno-oncology, to enable parallel advancement of multiple candidates toward additional potential collaborations, as well as preparing for future human clinical trials of selected candidate programs in the field of cancer immunotherapy.”

Dr. Cohen-Dayag continued, “Our South San Francisco subsidiary, established two years ago to lead therapeutic monoclonal antibody (mAb) discovery and development for Compugen discovered targets in both the immuno-oncology and antibody drug conjugate therapeutic areas, is a key component of our Pipeline Program. At present, five mAb programs are advancing in parallel at this site and a sixth is expected to begin in the fourth quarter of 2014. As part of our expansion program, the South San Francisco subsidiary will move to larger facilities next month.”

Revenues for the first quarter of 2014 were $2.1 million, compared with $162,000 for the comparable period in 2013. Revenues for the current quarter consisted primarily of the portions of the non-refundable upfront payment received under the August 2013 collaboration and license agreement with Bayer Pharma AG, that were recognizable during the quarter in accordance with US GAAP revenue recognition accounting.

Cost of revenues for the first quarter of 2014 were $757,000, compared with $150,000 for the comparable period in 2013. This increase reflects, in large part, research and development expenses attributed to our ongoing collaboration agreements.

Research and development expenses, net, for the first quarter of 2014 were $3.2 million compared with $2.7 million for the comparable period in 2013. As stated above, research and development expenses do not include such expenses incurred in support of ongoing collaborations which are accounted for as cost of revenues. The growth in research and development expenses for the first quarter reflects increased activities resulting in large part from the Company’s ongoing campaign to expand and accelerate product candidate throughput in its Pipeline Program.

Compugen’s net loss for the first quarter of 2014 was $1.9 million (after reflecting non-cash stock-based compensation of $957,000), or $0.04 per basic and diluted share, compared with a net loss of $3.4 million (after reflecting non-cash stock-based compensation of $675,000), or $0.09 per basic and diluted share, for the comparable period in 2013. The decrease in net loss for the first quarter of 2014, compared with the same period in 2013, resulted from an increase in revenues recognized for the quarter, partially off-set by the increased corporate activities primarily relating to research and development.

As of March 31, 2014 and December 31, 2013, the liability related to the "Research and development funding arrangements" amounted to $14.1 million and $13.2 million, respectively, resulting from the accounting for the Baize research and development funding arrangements signed in December 2011 and December 2010, as amended. These noncash liability balances, which increase or decrease based on changes in the market value of Compugen ordinary shares, are primarily related to the estimated fair values of the embedded derivative instruments resulting from the right of the investor, under the amended agreement, to waive its right to receive potential future payments in exchange for Compugen ordinary shares.

As of March 31, 2014, cash and cash related accounts totaled $118.6 million compared with $46.8 million at December 31, 2013. This increase of $71.8 million for the first quarter of 2014 resulted primarily from the net proceeds of $68 million from the Company's underwritten public offering of ordinary shares completed in March 2014. With respect to calendar 2014, and without taking into consideration potential cash receipts, Compugen has budgeted total cash uses of approximately $24 million.

Conference Call and Webcast Information

Compugen will hold a conference call to discuss its first quarter results today, May 19, 2014 at 10:00 a.m. EST. To access the conference call, please dial 1-888-407-2553 from the US or +972-3-918-0610 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-269-0005 from the US or +972-3-925-5940 internationally. The replay will be available through May 21, 2014.

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. Compugen’s wholly-owned U.S. subsidiary located in South San Francisco is developing oncology and immunology monoclonal antibody therapeutic candidates against its drug targets. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements related to the anticipated continuing research, development and commercialization through potential collaborations and otherwise of discoveries within Compugen’s Pipeline Program, including advancing a sixth mAb candidate program beginning in the fourth quarter of this year at the South San Francisco subsidiary, and budgeted total cash uses of approximately $24 million for 2014.  Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the inability to reach mutually agreeable terms and conditions with respect to potential new collaborations; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended March 31,
	2014	2013
	Unaudited

Revenues	2,133	162
Cost of revenues	757	150
Gross profit	1,376	12

Operating expenses
Research and development expenses, net	3,242	2,739
Marketing and business development expenses	173	195
General and administrative expenses	1,272	1,042
Total operating expenses	4,687	3,976

Operating loss	(3,311)	(3,964)
Financial income, net	1,413	590
Net loss	(1,898)	(3,374)

Basic and diluted net loss per Ordinary share	(0.04)	(0.09)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	43,451,513	37,283,753

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31, 2014	December 31, 2013
	(unaudited)	(audited)
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	118,561	46,766
Investment in Evogene	2,161	4,565
Other accounts receivable and prepaid expenses	784	1,885
Receivables on account of shares	344	-
Total current assets	121,850	53,216

Non-current investments
Severance pay fund	2,162	2,129
Total non-current investments	2,162	2,129

Non-current prepaid expenses	127	158

Property and equipment, net	1,602	1,208
Total assets	125,741	56,711

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other accounts payable, accrued expenses and trade payables	4,409	2,421
Deferred revenues	3,962	5,318
Total current liabilities	8,371	7,739

Non-current liabilities
Research and development funding arrangement	14,151	13,189
Deferred revenue	797	1,454
Accrued severance pay	2,471	2,441
Total non-current liabilities	17,419	17,084

Total shareholders’ equity	99,951	31,888
Total liabilities and shareholders’ equity	125,741	56,711